                                                               Court of Chancery
                                                               State of Delaware
                                                  EFILED: FEB 4 2005 12:21PM EST
                                                  FILING ID 5081490

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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Walter Sloboda,
                                                         Civil Action No.
                    Plaintiff,

           v.

Genencor International, Inc.,
Jean-Jacques Bienaime, Theresa K. Lee, Gregory
O. Nelson, James P. Rogers, Robert H. Mayer,
Jorgen Rosenlund, Soren Bjerre-Nielsen, Bruce C.
Cozadd, Joseph A. Mollica, and Norbert G.
Riedel, Eastman Chemical Co., and Danisco AS

                    Defendants.

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                                    COMPLAINT

     Plaintiff, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                   THE PARTIES

     1. Plaintiff, Walter Sloboda ("plaintiff') is the owner of common stock of
Genencor International, Inc. ("Genencor" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Genencor is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in Palo
Alto, California. Genencor, is a diversified biotechnology company that develops and delivers products and services to the industrial, consumer, agri-processing and health care markets.

     3. Defendant Eastman Chemical Co. ("Eastman") is a corporation duly existing and

organized under the laws of the State of Delaware, with its principal executive offices located in Kingsport, Tennessee. Eastman owns and/or controls approximately 42.2% of the outstanding common stock of Genencor and 50% of the
Company's preferred stock. As a controlling shareholder of Genencor, Eastman owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

     4. Defendant Danisco AS ("Danisco") is a Danish supplier of food ingredients. Danisco owns and/or controls approximately 42.2% of the outstanding common stock of Genencor and 50% of the Company's preferred stock. As a controlling shareholder of Genencor, Danisco owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

     5. Defendant Jean-Jacques Bienaime ("Bienaime") is and at all relevant times has been the President, Chief Executive Officer and Chairman of the Board
of Directors of Genencor.

     6. Defendant Theresa K. Lee ("Lee") is and at all times relevant hereto has been a director of Genencor. Lee has worked for Eastman since 1987, currently serving as Senior Vice President, Chief Legal Officer and Corporate Secretary.

     7. Defendant Gregory O. Nelson ("Nelson") is and at all times relevant hereto has been a director of Genencor. Nelson has worked for Eastman since
1982, currently serving as Senior Vice President and Chief Technology Officer.
Nelson also serves as Vice Chairman of the Board of Eastman Credit Union.

     8. Defendant James P. Rogers ("Rogers") is and at all times relevant hereto has been a director of Genencor. Rogers has worked for Eastman since 1999, currently serving as Executive Vice President. Rogers also currently serves as
President of Eastman Division, of which he

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previously served as Chief Operations Officer.

     9. Defendant Robert H. Mayer ("Mayer") is and at all times relevant hereto has been a director of Genencor. Mayer has worked for Danisco since 1981, currently serving as Executive Vice President. Mayer has been a member of
Danisco's Executive Board since 1999 and was the President of Danisco USA from
1981 until 1999.

     10. Defendant Jorgen Rosenlund ("Rosenlund") is and at all times relevant hereto has been a director of Genencor. Rosenlund has worked for Danisco since
1992, currently serving as Vice President, Gruop General Counsel.

     11. Defendant Soren Bjerre-Nielsen ("Bjerre-Nielsen") is and at all times relevant hereto has been a director of Genencor. Bjerre-Nielsen has worked for
Danisco since 1995, currently serving as Executive Vice President and Chief
Financial Officer. He has also been a member of Danisco's Executive Board since
1995.

     12. Defendants Bruce C. Cozadd, Joseph A. Mollica, and Norbert G. Riedel
are and at all times relevant hereto have been directors of Genencor.

     13. The defendants referred to in paragraphs 5 through 13 are collectively referred to herein as the "Individual Defendants."

     14. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Genencor, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     15. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Genencor common

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stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

     16. This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable.
As of January 26, 2005, there were approximately 8.2 million publicly-held shares of Genencor common stock outstanding.

     18. There are questions of law and fact which are common to the Class including, inter alia, the following:

         (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class in connection with the proposed transaction; and

         (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the

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interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     21. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

BACKGROUND - GENENCOR, EASTMAN AND DANISCO

     22. Genencor was formed as a joint venture between Genentech, Inc. and
Corning, Inc. In 1987, Eastman Kodak Company acquired a 25% interest in
Genencor, Inc. The Company was incorporated in Delaware in 1989 and commenced operations in 1990, when Cultor Ltd. and Eastman Kodak Company formed a joint venture in the industrial biotechnology area and acquired Genencor, Inc. In
1993, Eastman Kodak Company transferred its 50% interest in Genencor to Eastman.
In 1999, Danisco acquired Cultor Ltd. After the Company's initial public offering and continuing to the present, Eastman and Danisco each own in excess of 40% of the Company's outstanding common stock as well as all of Genencor's outstanding preferred stock.

     23. Genencor and its majority stockholders, Eastman and Danisco, including their affiliates, are parties to a stockholder agreement dated July 25, 2000 and amended on February 16, 2001, November 15, 2002, and April 2, 2003, which requires the Company to have a 10-member classified board of directors consisting of three directors nominated by Eastman, three directors nominated by
Danisco, Genencor's Chief Executive Officer, and three other directors.

     24. Genencor has a development and commercialization agreement and a joint development and supply agreement with Danisco. During 2003, Danisco and its affiliates purchased

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approximately $13 million of products from Genencor, and paid the Company approximately $1.6 million in fees and royalties. In addition, during 2003,
Genencor purchased approximately $2 million in products, including products for resale, from or through Danisco and its affiliates.

     25. Danisco Animal Nutrition, the feed ingredients business unit of
Danisco, was one of Genencor's five largest customers in 2003.

     26. Genencor recently reported that for the nine months ended September 30,
2004, revenues rose 7% to $306.1 million and net income rose 91% to $24.4 million.

THE PROPOSED TRANSACTIONS

     27. On January 27, 2005, Eastman announced that it agreed to sell its interest in Genencor to Danisco in a transaction worth about $419 million in cash (the "Eastman Transaction"). Pursuant to the terms of the Eastman
Transaction, Danisco will pay $15 for each common share and a total of $44 million for the outstanding preferred stock of Genencor held by Eastman.

     28. In a separate transaction, Danisco entered an agreement to buy the remaining outstanding shares in Genencor, pursuant to which Danisco will launch a tender offer of $19.25 per share for common stock not already held by Danisco or Eastman (the "Offer").

     29. Danisco timed the Eastman Transaction and the announcement of the Offer to place an artificial lid on the market price of Genencor's stock so that the market would not reflect Genencor's improving potential, thereby purporting to justify an unreasonably low price.

     30. Danisco and Eastman have access to internal financial information about
Genencor, its true value, expected increase in true value and the benefits of
100% ownership of Genencor to which plaintiff and the Class members are not privy. Danisco and Eastman are using such inside information to benefit themselves in this transaction, to the detriment of the Genencor public

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stockholders.

     31. Danisco and Eastman have clear and material conflicts of interest and are acting to better their own interests at the expense of Genencor's public shareholders. Danisco, with the acquiescence of Eastman and the directors of
Genencor, the majority of whom are not independent and disinterested with respect to the Eastman Transaction and the Offer, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the
Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class.

     32. Unless the Eastman Transaction and the Offer are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

     33. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transactions;

     C. In the event the Eastman Transaction is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. In the event the Offer is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     E. Directing defendants to account to Class members for their damages sustained as a

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result of the wrongs complained of herein;

     F. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees and expenses;

     G. Granting such other and further relief as this Court may deem just and proper.

                              ROSENTHAL, MONHAIT, GROSS
                                 & GODDESS, P.A.

                              By: /s/ Carmella P. Keener
                                  ----------------------------------
                                  Carmella P. Keener (DSBA No. 2810)
                                  919 N. Market Street, Suite 1401
                                  Citizens Bank Center
                                  Wilmington, DE 19899
                                  (302) 656-4433

OF COUNSEL:

THE WEISER LAW FIRM, P.C.
Patricia C. Weiser
Robert B. Weiser
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
(610) 225-2677

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